Proskauer Rose LLP Eleven Times Square New York, NY 10036

December 14, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Emily Rowland

Brian Szilagyi

Re: BNY Mellon New York AMT-Free Municipal Fund (811-06377)

Registration Statement on Form N-14 (333-275603)

On November 16, 2023, BNY Mellon New York AMT-Free Municipal Fund (the "Acquiring Fund") filed a registration statement on Form N-14 (the "N-14 Registration Statement"). The N-14 Registration Statement contains a Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") seeking the approval of shareholders of BNY Mellon New York Tax Exempt Bond Fund, Inc. (the "Fund") of an Agreement and Plan of Reorganization to allow the Fund to transfer its assets in a tax-free reorganization to the Acquiring Fund in exchange solely for Class Z shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Fund's stated liabilities (the "Reorganization"). If the Reorganization is approved by Fund shareholders, each Fund shareholder will receive a number of Class Z shares (or fractions thereof) of the Acquiring Fund equal in value to the aggregate net asset value of the shareholder's Fund shares as of the closing date of the Reorganization. The Acquiring Fund and the Fund are each an open-end management investment company. The Acquiring Fund and the Fund are advised by BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser") and are sub-advised by Insight North America LLC ("INA"), an affiliate of BNYM Investment Adviser.

Brian Szilagyi and Emily Rowland of the staff (the "Staff") of the Securities and Exchange Commission provided comments to the N-14 Registration Statement to the undersigned on November 30, 2023 and December 11, 2023, respectively. The Acquiring Fund intends to file pursuant to Rule 497 under the Securities Act, as amended, a definitive version of the Prospectus/Proxy Statement reflecting comments received from the Staff. For convenience, set forth below are those comments provided by Staff and the responses thereto. Management of the Acquiring Fund and the Fund represents that it will make changes to the definitive version of the Prospectus/Proxy Statement in response to comments from the Staff that are satisfactory to the Staff. Management of the Acquiring Fund and the Fund acknowledge that the funds are responsible for the accuracy and adequacy of the Prospectus/Proxy Statement notwithstanding Staff comments.

We have considered comments made by the Staff with respect to one section of the N-14 Registration Statement as applicable to the referenced section and similar disclosure elsewhere in the N-14 Registration Statement. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the N-14 Registration Statement.

Questions and Answers

1.	Staff Comment: In the Question and Answer regarding "What are the expected benefits of the proposed reorganization of the fund for me?", please provide a cross-reference to the part of the Prospectus/Proxy

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Statement where other potential benefits of the reorganization are described in greater detail as noted in the last sentence to that Question and Answer.

Response: As the potential benefits of the reorganization are described in the referenced Question and Answer and elsewhere in the Prospectus/Proxy Statement to the same extent described in the Question and Answer, they are not described in greater detail elsewhere in the Prospectus/Proxy Statement. Therefore, the last sentence in the Question and Answer will be deleted in the definitive version of the Prospectus/Proxy Statement.

2.	Staff Comment: In the Question and Answer regarding "Do the funds have similar investment goals, strategies and risks?", please consider adding cross-references to the parts of the Prospectus/Proxy Statement where investment risks, such as investing in high yield securities, and management arrangements are described in greater detail.

Response: Cross-references will be added to the noted Question and Answer where appropriate in the definitive version of the Prospectus/Proxy Statement.

3.	Staff Comment: In the Question and Answer regarding "Do the funds have similar investment goals, strategies and risks?", please consider revising the disclosure that suggests there is a risk that the universe of potential investments for the Acquiring Fund may be smaller than that of the Fund because the Acquiring Fund focuses on investments in municipal bonds that provide income that is exempt from the federal AMT, since both funds may invest up to 20% of its net assets in municipal bonds the income from which may be subject to the federal AMT.

Response: The referenced disclosure will be revised in the definitive version of the Prospectus/Proxy Statement.

4.	Staff Comment: In the Question and Answer regarding "What are the tax consequences of the proposed reorganization?", please consider adding cross-references to the parts of the Prospectus/Proxy Statement where the tax consequences of the reorganization are described in greater detail.

Response: Cross-references will be added to the noted Question and Answer in the definitive version of the Prospectus/Proxy Statement.

5.	Staff Comment: In the Question and Answer regarding "Will I enjoy the same privileges as a shareholder of the Acquiring Fund that I currently have as a shareholder of the Fund?", please describe the eligibility requirements for an exchange of the Acquiring Fund's Class Z shares into shares of another fund in the BNY Mellon Family of Funds.

Response: The following parenthetical will be added in the Prospectus/Proxy Statement after reference to the noted eligibility requirements: "(as is the case with Fund shares, the Acquiring Fund's Class Z shares may be exchanged for no-load fund shares, Class A shares and Class D shares of such funds)".

6.	Staff Comment: In the Question and Answer regarding "Will the proposed reorganization result in a higher management fee or higher total fund expenses?", please consider adding a cross-reference to the part of the Prospectus/Proxy Statement where fees and expenses are described in greater detail. In addition, please state that the total annual expense ratio of the Acquiring Fund's Class Z shares may increase after the current expense waiver arrangement terminates.

Response: A cross-reference to the noted Question and Answer and the following sentence will be added in the in the definitive version of the Prospectus/Proxy Statement: "Total expenses of Class Z shares of the Acquiring Fund may increase after the termination of this expense limitation agreement".

7.	Staff Comment: In the Question and Answer regarding "Who will pay the expenses of the proposed reorganization?", please describe the expenses related to the reorganization and disclose the monetary impact of those expenses on a Fund share.

Response: The expenses related to the reorganization will be described and the monetary impact of those expenses on a Fund share will be disclosed in the definitive version of the Prospectus/Proxy Statement.

8.	Staff Comment: In the Question and Answer regarding "How does the Fund's Board recommend I vote?", please consider adding a cross-reference to the part of the Prospectus/Proxy Statement where the Board's considerations are described in greater detail.

Response: A cross-reference will be added to the noted Question and Answer in the definitive version of the Prospectus/Proxy Statement.

9.	Staff Comment: In the Question and Answer regarding "Who is Equiniti Fund Solutions, LLC?", please disclose who will bear the costs of the proxy solicitor.

Response: Disclosure will be added in the definitive version of the Prospectus/Proxy Statement stating that such costs will be borne by the Fund.

Prospectus/Proxy Statement

10.	Staff Comment: On the second page of the cover, please list all documents incorporated by reference into the Prospectus/Proxy Statement, provide the '33 Act and 1940 Act numbers as applicable, and the dates of the shareholder reports. Also, hyperlink such documents.

Response: The requested changes will be made in the definitive version of the Prospectus/Proxy Statement.

11.	Staff Comment: On the second page of the cover, please add disclosure regarding the notice of internet availability of the proxy materials.

Response: Disclosure regarding the notice of internet availability of the proxy materials will be added in the definitive version of the Prospectus/Proxy Statement.

12.	Staff Comment: In the introductory paragraph to the "Summary" referencing additional information contained elsewhere, please add the Acquiring Fund's and Fund's Statement of Additional Information.

Response: Reference to the Acquiring Fund's and Fund's Statement of Additional Information will be added to the noted introductory paragraph in the definitive version of the Prospectus/Proxy Statement.

13.	Staff Comment: In the first paragraph under "Summary—Transaction", please state that the number of Acquiring Fund Class Z shares a Fund shareholder receives in the reorganization may be different from the number of Fund shares held by the shareholder at the time of the reorganization.

Response: The requested disclosure will be made in the definitive version of the Prospectus/Proxy Statement.

14.	Staff Comment: In the third paragraph under "Summary—Sales Charges, Shareholder Servicing Arrangements and Purchase, Redemption and Exchange Policies and Procedures", please add the word "additional" before Class Z shares.

Response: The word "additional" will be added as indicated in the definitive version of the Prospectus/Proxy Statement.

15.	Staff Comment: In the third paragraph under "Summary—Fees and Expenses", please explicitly state that the fees and expenses are for Class Z shares of the Acquiring Fund. In addition, please note that the Acquiring Fund offers other share classes which will not be exchanged as part of the reorganization.

Response: The requested disclosure will be made in the definitive version of the Prospectus/Proxy Statement.

16.	Staff Comment: With respect to the Fee Table, please delete the footnote as it is described in the text to the table.

Response: The requested deletion will be made in the definitive version of the Prospectus/Proxy Statement.

17.	Staff Comment: With respect to the Fee Table, please supplementally confirm that any fees or expenses waived or reimbursed are not subject to re-capture in the future.

Response: Fund management has confirmed that any fees or expenses waived or reimbursed are not subject to re-capture in the future.

18.	Staff Comment: In the second and third paragraph under "Fund Details—Investment Adviser and Sub-Adviser", please disclose the date of the "last fiscal year". In addition, please disclose that the boards' most recent approvals of the advisory agreements will be available in the reports for the most recently completed fiscal period.

Response: The requested disclosures will be made in the definitive version of the Prospectus/Proxy Statement.

19.	Staff Comment: In the second paragraph under "Fund Details—Investment Adviser and Sub-Adviser", the disclosure states that the Acquiring Fund paid a management fee for the past fiscal year "at the effective annual rate of 0.39%". Please supplementally explain why the effective annual rate paid was higher than the contractual rate of the management fee payable.

Response: As noted, during the past fiscal year, the management fee payable by the Acquiring Fund was reduced pursuant to an expense limitation agreement by BNYM Investment Adviser then in place, resulting in an effective annual rate paid of 0.39%.

20.	Staff Comment: Under "Fund Details—Capitalization", please include all classes of the Acquiring Fund in the tables. In addition, please supplementally confirm that the capitalization of the Acquiring Fund and the Fund reflected in the tables is not materially different from that of their most recent balance sheets.

Response: The capitalization all classes of the Acquiring Fund will be provided in the definitive version of the Prospectus/Information Statement. In addition, fund management has confirmed that the capitalization of the Acquiring Fund and the Fund reflected in the tables is not materially different from that of their most recent balance sheets.

21.	Staff Comment: Under "Fund Details—Capitalization", please provide the adjustment amount for the net asset value per share of Class Z shares as a result of the reorganization.

Response: The amount of the adjustment to the net asset value per share of Class Z shares will be provided in the definitive version of the Prospectus/Proxy Statement.

22.	Staff Comment: Under the "Reasons for the Reorganization", please disclose what, if any, adverse factors of the reorganization the Boards considered.

Response: The Boards concluded that there were no adverse factors that could materially affect the proposed reorganization.

23.	Staff Comment: Under the "Information about the Reorganization—Plan of Reorganization", please disclose that the tax opinion will be filed in a Post-Effective Amendment to the N-14 Registration Statement.

Response: The requested disclosure and exhibit will be provided in the definitive version of the Prospectus/Proxy Statement and the Post-Effective Amendment to the N-14 Registration Statement, respectively.

24.	Staff Comment: Under the "Information about the Reorganization—Plan of Reorganization", please describe what actions will be taken if the reorganization is not approved by shareholders.

Response: The requested disclosure will be provided in the definitive version of the Prospectus/Proxy Statement.

25.	Staff Comment: Under "Voting Information", please consider revising the disclosure regarding a broker-dealer that is not a member of the New York Stock Exchange potentially being permitted to vote shares with respect to which it has not received voting instructions from its customers, as the Staff considers all broker-dealers to be subject to the rules of the New York Stock Exchange and, thus, not being permitted to vote such shares for which no instructions have been received from customers in connection with non-routine proposals.

Response: The requested revision will be made in the definitive version of the Prospectus/Proxy Statement.

26.	Staff Comment: In the sentence under "Voting Information" that begins with the word "Ordinarily," please consider clarifying that the statement refers to routine matters.

Response: The requested revision will be made in the definitive version of the Prospectus/Proxy Statement.

27.	Staff Comment: For shares held through an intermediary, the disclosure should also address how these votes will be counted for quorum purposes – i.e., if correct, since the intermediary is the record owner of the shares, the votes will be counted as present for purposes of quorum.

Response: The requested disclosure will be provided in the definitive version of the Prospectus/Proxy Statement.

28.	Staff Comment: Please consider revising the Statement of Additional Information to list only those documents incorporated by reference into the Prospectus/Proxy Statement.

Response: The requested revision will be made in the Statement of Additional Information.

* * *

We hope the Staff finds that this letter and the revisions included in the definitive Prospectus/Proxy Statement are responsive to the Staff's comments. Should members of the Staff have any questions or comments, please contact David Stephens at 212.969.3357.

Very truly yours,

/s/ David Stephens

David Stephens

cc: Jeff Prusnofsky